Exhibit 99.5
CONSENT OF EXPERT
April 30, 2020
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Paul Skayman, do hereby consent to:

(1)
the inclusion in this Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) of the scientific and/or technical information relating to the Company's operating mines and development projects (the “Technical Information”), being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and

(2)
the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-10 (No. 333-233055), and any amendments thereto, filed with the SEC.

By:	/s/ Paul Skayman
Paul Skayman, FAusIMM
Eldorado Gold Corporation
Special Advisor to the Chief Operating Officer